KELLER & COMPANY, INC.
                     555 METRO PLACE NORTH
                        SUITE 524
                     DUBLIN, OHIO 43017
                     (614) 766-1426
                     (614) 766-1459 FAX

June 13, 1997


The Board of Directors
Pioneer Bank, a Federal Savings Bank
2055 First Street
P.O. Box 846
Baker City, Oregon 97814


Re: Subscription Rights - Conversion of Pioneer Bank, a Federal Savings Bank
                          Baker City, Oregon

Gentlemen:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the "to be issued" common stock of Oregon Trail Financial Corp. ("Oregon Trail" or the "Corporation"), Baker City, Oregon in regard to the conversion of Pioneer Bank, a Federal Savings Bank ("Pioneer") from a federally-chartered mutual savings bank to a federally-chartered stock savings bank.

Because the Subscription Rights to purchase shares of Common Stock in Oregon Trail, which are to be issued to the depositors of Pioneer and the other members of Pioneer and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in a Direct Community Offering, we are of the opinion that:

     (1) The Subscription Rights will have no ascertainable fair market value, and;

     (2) The price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the Subscription Rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,



KELLER & COMPANY, INC.

/s/ Michael R. Keller

Michael R. Keller
President